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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
a-69101

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/24__ AND ENDING __12/31/24__
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Lake Street Capital Markets, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

121 South 8th Street - Suite 1000
(No. and Street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul McNamee	**612-326-1312**	paul.mcnamee@lakestreetcm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway - Suite 580	**Hauppauge**	**NY**	**11788**
(Address)	(City)	(State)	(Zip Code)

03/04/2009		**3370**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul McNamee _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lake Street Capital Markets, LLC _____, as of 12/31 _____, 2 024 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ASHLEY PRIEBE
NOTARY PUBLIC
MINNESOTA
My Commission Expires 01/31/2027

Signature:

Title:
Chief Financial Officer

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Lake Street Capital Markets, LLC

Minneapolis, Minnesota

Statement of Financial Condition

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2024

LAKE STREET CAPITAL MARKETS, LLC

Statement of Financial Condition

As of December 31, 2024

Table of Contents



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Lake Street Capital Markets, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lake Street Capital Markets, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Lake Street Capital Markets, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Lake Street Capital Markets, LLC's auditor since 2023.

Hauppauge, New York
March 19, 2025

Nawrcoki Smith LLP

Lake Street Capital Markets, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2024

ASSETS

Cash	$	6,562,475
Deposit with clearing broker		105,000
Lease deposits		43,078
Receivables from clearing broker		469,515
Receivables from customers		3,497,960
Prepaid expenses		216,711
Investments in securities, at fair value (cost $847,520)		30,252
Furniture and equipment, at cost, net of accumulated depreciation of $475,072		115,703
Right-of-use assets		22,753
TOTAL ASSETS	$	11,063,447

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable		5,619,585
Accrued payroll		320,494
Accrued expenses		48,973
Deferred revenue		245,000
Lease liabilities		25,752
TOTAL LIABILITIES		6,259,804
Member's equity		4,803,643
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	11,063,447

Lake Street Capital Markets, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
As of December 31, 2024

(1) Organization and Nature of Business

Lake Street Capital Markets, LLC (the Company) is a wholly-owned subsidiary of Lake Street Holdings, LLC (the Member). The Company, organized as a limited liability company under the Minnesota Limited Liability Company Act, is an introducing broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority (FINRA) and commenced operations on November 30, 2012. The Company provides investment banking and securities brokerage services to institutional and corporate clients. The Member experiences limited liability to the extent of its capital balance.

(2) Significant Accounting Policies

A summary of the Company's significant accounting policies follows:

Cash – The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash. At December 31, 2024, cash in excess of the FDIC insurance limit was 5,771,009.

Investments – Investments are stated at fair value for the periods presented. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") on fair value measurements also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

Deposit with clearing broker – The Company maintains a minimum deposit of $100,000 with the clearing broker, RBC Clearing & Custody, Inc. As of December 31, 2024, the deposit amount was $105,000.

Receivable from clearing broker — Receivable from clearing broker-dealer represents amounts arising primarily in connection with security transactions and is stated at the amount management expects to collect. No allowance for credit losses are recorded as these receivables are short-term in nature and no material losses are expected. The Company monitors the credit standing of the clearing organization with which it conducts business to mitigate the Company's exposure to credit risk.

Receivables from customers - Receivables from customers (accounts receivable) are obligations due under normal trade date terms requiring payment within 30 days of the invoice date. Accounts receivable are reported net of any estimated allowances for credit losses and contractual adjustments. All receivables from customers are uncollateralized.

Customer accounts balances with invoices dated over 90 days old are considered delinquent. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for credit losses to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance is based upon management's assessment of historical and expected net collections, current and future business and economic conditions, and other collection indicators. The Company has reviewed outstanding receivables and has determined no adjustment for credit losses is necessary as of December 31, 2024.

Income taxes – The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Off-balance sheet risk

The Company clears all transactions for its customers on a fully disclosed basis with RBC Clearing & Custody, Inc., who carries all the customer accounts and maintains the related records. The Company is liable to RBC for the transactions of its customers. These activities may expose the Company to off-balance sheet risk in the event other parties are unable or refuse to fulfill their contractual obligations. Commissions and other receivables are unsecured. No allowance for uncollectible accounts was considered necessary as of December 31, 2024.

(4) Fair Value Measurement

FASB ASC 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on managements own assumptions about the assumptions that market participants would use in pricing the asset or liability.

For investments in Level 3 securities that do not have readily determinable fair values, the determination of fair value requires the Company to estimate the value of the securities using the best information available. Among the factors considered by the Company in determining the fair value of such financial instruments are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, and other factors generally pertinent to the valuation of investments. In addition, even where the Company derives the value of a security based on information from an independent source, certain assumptions may be required to determine the security's fair value. For instance, the Company assumes that the size of positions in securities that the Company holds would not be large enough to affect the quoted price of the securities if the firm sells them, and that any such sale would happen in an orderly manner. The actual value realized upon disposition may differ significantly from the currently estimated fair value.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2024:

		Level 1		Level 2		Level 3		Total
Securities owned:								
Equity	$	3,185	$	-	$	-	$	3,185
Warrants		-		-		27,067		27,067
	$	3,185	$	-	$	27,067	$	30,252

The following table is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2024.

		Beginning Balance		Grants		Sales		Unrealized Loss		Realized Loss		Ending Balance
Assets:												
Warrants	$	67,435	$	-	$	-	$	(36,327)	$	(4,041)	$	27,067

The following table presents quantitative information about Level 3 measurements at December 31, 2024:

Security	Fair Value	Valuation Technique	Unobservable Input	Range (Average)
Warrants	$ 27,067	Black-Scholes	Comparable Transactions	N/A

(5) Furniture and Equipment

Furniture and equipment consisted of the following as of December 31, 2024:

Furniture & Equipment

Computers & Equipment	$	299,876
Furniture & Fixtures		290,899
Total Cost		590,775
Accumulated Depreciation		(475,072)
Furniture & Equipment, net.	$	115,703

(6) Concentrations

The Company recognized accounts receivable of greater than 10% of the total from the following customers:

Percentage of Accounts Receivable	As of December 31, 2024
Customer A	24%
Customer B	22%
Customer C	13%

(7) Leases and Other Contractual Commitments

In accordance with ASC 842, "Leases", the Company's leases with terms longer than twelve months are recorded on the statement of financial condition. The Company leases office space and copiers which are all classified as operating leases. The lease for office space provides for increases in future minimum rental payments.

The lease also includes real estate taxes and maintenance charges, which are excluded from the minimum lease payments.

The Company leases its office facilities and certain equipment under operating leases. A new lease was entered into in January 2018 for the Minneapolis office. The lease is a seven-year term starting March 1, 2018 and concluding February 28, 2025. It provides for base annual payments of $80,457 for the first year and escalates approximately 2.5% per year for the remaining years of the lease.

A lease was entered into in December 2021 for a printer/copier for the Minneapolis office. The lease is a five-year term starting December 10, 2021 and concluding December 9, 2026. It provides for base annual payments of $5,547 for all five years.

Lease expense		Year Ending December 31, 2024
Operating lease expense	$	81,009
Total	$	81,009

Other Information	
Operating cash flows from operating leases	98,640
Weighted-average remaining lease term in years for operating leases	0.9
Weighted-average discount rate for operating leases	4.5%

The future minimum payments required under the leases are as follows:

2025	$	21,123
2026		5,085
2027		-
2028		-
2029		-
Total future minimum lease payments		26,208
Less: interest		(456)
Total lease liabilities	$	25,752

Summary of Right-of-use asset / Lease liability as of December 31, 2024:

	Right-of-use Asset	Lease liability
Lease 1	$ 10,206	$ 10,206
Lease 2	12,547	15,546
	$ 22,753	$ 25,752

The Company has entered into various contracts related to the license of its securities trading system and other data services which require it to pay license costs over periods ranging from one to three years.

(8) Net capital requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. At December 31, 2024, the Company had net capital of $902,646 which was $486,842 in excess of its required net capital of $415,804. The Company's aggregated indebtedness ratio was 6.91 to 1 as of December 31, 2024.

(9) Indemnifications

In the normal course of business, the Company has entered into agreements that include indemnification provisions. The Company has also agreed to indemnify its directors, officers, employees, and agents in certain situations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against us that have not yet occurred. However, the Company believes the risk of loss related to these agreements is remote.

(10) Commitments & Contingencies

Commitments
The Company has entered into a non-cancelable operating lease agreement for office space, equipment, and facilities. The lease commences as of March 1, 2025. Future minimum lease payments under these agreements as of December 31, 2024, are as follows:

Year	Amount
2025	$ 131,233
2026	157,480
2027	157,480
2028	157,480
2029	157,480
Thereafter	433,069
	$ 1,194,221

Contingencies

The Company is not aware of any material pending or threatened legal proceedings, claims, or regulatory matters that would require recognition or disclosure as of December 31, 2024. Management has evaluated potential contingencies and determined that no provisions are required under applicable accounting standards.

(11) Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions, investment banking, and capital markets advisory businesses. The Company has identified its founding partners as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest or distribute profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The following table presents the segment revenue and significant expenses for the year ended December, 31, 2024.

Revenue:	$ 19,708,430
Less:	
Employee compensation and benefits	14,340,974
Underwriting expenses	247,541
Communications and data services	696,699
Travel and entertainment	490,728
Clearing and trade execution	579,611
Occupancy	177,412
Marketing and conference	254,548
Other expenses*	920,371
Operating income	2,000,546
Other Income**	165,571
Net income	2,166,117

*Other expenses include general and administrative, professional services, bad debts and other expenses.

**Other Income includes interest income and gain/(loss) on investments in securities.

(12) Subsequent events

The Company has evaluated subsequent events occurring through March 19, 2025, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.